FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


13 July 2005

                             Waterford Wedgwood plc

                        New Chief Executive for Wedgwood

Waterford Wedgwood plc ("the Group"), the international luxury goods company, today announces the appointment of Moira Gavin as Chief Executive at Wedgwood, its English fine bone china subsidiary.

Ms Gavin, 48, currently the President of Wedgwood USA, will take over from Tony O'Reilly Jnr who is leaving his positions as Chief Executive at Wedgwood and as a Director of the Group to take up the role of Chief Executive Officer at Providence Resources plc, the oil and gas exploration and production company. Mr O'Reilly was appointed Deputy Chief Executive of the Wedgwood Group in 2001, becoming Chief Executive a year later. The change will be effective from September 1st.

Ms Gavin started her career as a buyer at Macy's, the American department store company. She joined Waterford Wedgwood Group in 1987 and worked in a number of positions before leaving in June 1997 to take a senior position at Lenox, the US tableware company. She rejoined the Group in November 2001 and was appointed President of Wedgwood USA in 2002. She has since been responsible for building Wedgwood in America into one of the top brands in its sector. She has also been responsible for forging the company's highly successful collaboration with designer Vera Wang.

Ms Gavin said:

"It is a great honour to take over responsibility for this globally-admired and important business as it prepares to celebrate the 250th anniversary of its foundation by Josiah Wedgwood in 1759. Tony O'Reilly has left Wedgwood with a legacy of reduced costs and a design-led culture. I will further develop and contemporise our offering so that the achievements of our predecessors will fuel the successes of our future.

"I believe that, following the acquisition of Royal Doulton, Wedgwood is well positioned for future growth. I look forward to continuing the culture of excellence."

Peter Cameron, Chief Operating Officer, said:

"Tony has made a terrific contribution to restructuring Wedgwood and the English fine bone china industry over the past four years, including leading the recent acquisition of Royal Doulton. He leaves with our gratitude and best wishes. We have a rich bank of talent within the Group and I feel fortunate that we can benefit from Moira's leadership skills as well as her unique talents in sales and marketing. She will play a key role in the months and years ahead."


Enquiries

Powerscourt                             +44 20 7236 5615
Rory Godson

Dennehy Associates                      +353 1 676 4733
Michael Dennehy

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*

 Date:13 July, 2005